SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

 ( x ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Fiscal Year ended December 31, 1993

                    OR

 (   )              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the transition period from           to



Commission File No. 1-442

A.  Full Title of the Plan:

    Voluntary Investment Plan for Hourly Employees
    Voluntary Investment Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

    The Boeing Company
    7755 East Marginal Way South
    Seattle, Washington  98108
















                              REQUIRED INFORMATION

Financial Statements and Exhibits:

  (a)(1)  Voluntary Investment Plan for Hourly Employees

            Financial Statements and Supplemental Schedules for the Year Ended
              December 31, 1993, and the Three Months Ended December 31, 1992:

              Report of Independent Accountants

              Financial Statements:

                Statements of Net Assets Available for Benefits as of
                  December 31, 1993 and 1992.

                Statements of Changes in Net Assets Available for Benefits
                  for the Year Ended December 31, 1993, and the Three Months Ended December 31, 1992.

              Notes to Financial Statements

   (2)    Voluntary Investment Plan for Salaried Employees

            Financial Statements and Supplemental Schedules for the Year Ended
              December 31, 1993, and the Three Months Ended December 31, 1992:

              Report of Independent Accountants

              Financial Statements:

                Statements of Net Assets Available for Benefits as of
                  December 31, 1993 and 1992.

                Statements of Changes in Net Assets Available for Benefits for
                  the Year Ended December 31, 1993, and the Three Months
                  Ended December 31, 1992.

                Notes to Financial Statements

  (b)   Exhibits:

          Consent of Deloitte & Touche

















                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                             THE BOEING COMPANY
                             VOLUNTARY INVESTMENT PLAN FOR HOURLY EMPLOYEES VOLUNTARY INVESTMENT PLAN FOR SALARIED EMPLOYEES


                              By:            /s/ R.L. Casey
                                   -----------------------------------------
                                                 R.L. Casey

                              Its:       Assistant Secretary
                                         Voluntary Investment Plan Committee


Date:  June 1,  1994